Law Office of Edward Fackenthal
1945 Swedesford Road
Malven, PA 19355
Tel. 484 318 7979
efackenthal@aol.com

December 20, 2011

United States Securities and
Exchange Commission
Washington, D.C. 20549

Re:	NRM Investment Company
NRM I.D. Information
File #: 811-02955
CIC #: 0000313038

Dear Sir or Madam:

On December 14, 2011, I spoke with your representative Kiran Brown concerning the company’s October 28, 2011 485APOS filing on form N1-A.  Mr. Brown and I discussed certain changes the Commission thought advisable.

For the Commission’s use in comparing the text of the October 28 filing with the current filing, I refer to the tables below.

Prospectus

Comment
Page
Page 1
“Summary Prospectus” relabeled as “Summary Section.”

Text under Fees and Expenses of the Fund and in the following box altered including an entry in the box relative to shareholders charges.

Text under Annual Fund Expenses altered to comply with instructions to N-1a.

Text added to end of “Portfolio Turnover” sentence.

Principal Investment Strategies altered and expanded to make more consistent with other references to objectives and strategies and qualify investing in commodities. Footnote added to first paragraph defining growth and value stock.

Risk relative the Company’s activities as a steel processor expanded.

A paragraph added to risks concerning a significant redemption by a principal shareholder.

Page 3	The tables accompanying the bar chart have been omitted.
Page 4
The third line in the bar chart has been relabeled “sales” instead of “redemption” and the footnote has been revised, simplified and a separate footnote added to it explaining the role of Barclays.

The succeeding paragraph slightly altered in line 2.

A sentence under the bar chart referring to annual returns is eliminated.

Page 5	Text under “Investment Advisers and Portfolio Managers” slightly altered.
Page 6	First paragraph under “Purchases” altered to remove unneeded text. The second paragraph under “Sales” has been omitted entirely as unneeded text.

Under “Primary Objectives” wording altered to make more consistent with other references to like material.

Under “Strategies and Holdings” wording changed in reference to commodities to make clear that investments in such must qualify as securities.

Page 8	A final paragraph added to Strategies and Holdings referring to the SAI.
Page 10	A new paragraph added to “risks” (second from end) relative to sales by principal shareholders.
Page 11	Date from which the advisor has represented the Company inserted.
Page 15	A sentence has been added at the beginning of the pricing of shares to make clear that it is at NAV. Language under purchase and redemption of fund shares altered to comply with Rule 270.18f-1.
Page 16	Text relative to frequent purchases and sales completely changed to be consistent with instructions in N-1a.

A back page of the prospectus has been added.

Statement of Additional Information

Comment
Page
Page 4	Under “Investment Policies and Regulations” No. 5, slight change in wording (insert “but”).
Page 5
Under “Investment Policies and Regulations” No. 10, Sentence clarified.

No. 11, Under “Investment Policies and Regulations” sentence added about commodities.

Following No. 11, slight change in paragraph (Sundays and holidays substituted).

Page 6
Under management of the Fund. The Company advises the SEC that the directors are not directors of any other public company.

Respecting the management chart: relabeled and time served and term of office inserted.

Page 7
A paragraph explaining why there is no “lead” independent director.

A date inserted for the valuing of the shares held by two directors and explaining that no directors have invested in the Company.

Text added incorporating the proxy policy of the investment adviser to whom the Company delegates voting responsibilities for the shares in the Company’s portfolio.

Page 8	Immediately preceding the directors’’ compensation chart, a sentence added making clear that the directors receive no compensation other than as reported in the chart.

Having made these changes, I have asked for an effective date of December 30, 2011 consistent with the original filing, pursuant to paragraph (a)(1) or Rule 485.
Should you need additional information or explanation, please be in touch with me after December 27, 2011.

Very truly yours,

/s/ Edward Fackenthal